SUBORDINATION AGREEMENT

This SUBORDINATION AGREEMENT (the "Agreement") made as of September 19, 2011, by and among Richard C. Strain, an individual residing at 15 Loockerman Avenue, Poughkeepsie, New York 12601 (the "Senior Creditor"), Vista International Technologies, Inc., a Delaware corporation with its principal place of business at 88 Inverness Circle East, N-103, Englewood, CO 80112 (the "Borrower") and Timothy D. Ruddy, an individual residing at 3885 Vale View Lane, Mead, Colorado 80542 (the "Junior Creditor").

In consideration of Senior Creditor granting a loan to Borrower, the parties hereto agree as follows:

Section 1. <u>Subordination</u>. Junior Creditor hereby subordinates any and all security interests of the Junior Creditor in any of the Borrower's personal property and assets (the "Assets", as more fully described on Schedule A of the Security Agreement between Borrower and Senior Creditor, dated September 16, 2011), and any and all indebtedness now or hereafter incurred by Borrower to the Junior Creditor (the "Junior Indebtedness"), in favor of such loan and any other indebtedness, present or future, of Borrower to Senior Creditor and all extensions or renewals thereof (the "Senior Indebtedness"). The Junior Creditor hereby agrees that the priorities specified herein are applicable regardless of any statement in any agreement to the contrary, or the time or order of perfection of any applicable security interest, or the time of filing of financing statements.

Section 2. <u>Payments on Subordinated Debt</u>. In furtherance of such subordination, it is agreed that until Senior Indebtedness has been paid, no payments, in cash or any other property, by setoff or any other means, shall be made by Borrower or received by the Junior Creditor on account of the principal or interest on Junior Indebtedness, without Senior Creditor's prior written consent, except Senior Creditor hereby consents to payment by Borrower to Junior Creditor in an amount equal to $50,000.00 at the closing of the sale described in that certain Real Estate Sales Contract between Borrower and Brown Family Lewisville Railroad Family First, L.P., dated February 14, 2011; that Borrower's books and records and any evidence of the Junior Indebtedness shall be appropriately marked and endorsed to indicate this subordination; and that upon any liquidation or dissolution involving any distribution to Borrower's creditors any amount which the Junior Creditor would be entitled to receive, to the extent necessary to meet any deficiency in the payment in full of the loans of the Senior Creditor shall be received by the Junior Creditor in trust for the Senior Creditor and shall forthwith be paid over to it.

Section 3. <u>Enforcement of Indebtedness</u>. The Junior Creditor will not (i) make any demand for payment of or take any action to accelerate any Junior Indebtedness, (ii) seek to collect payment of, or enforce any right or remedies against the Borrower related to or supporting any of the Junior Indebtedness, (iii) commence or join with any other creditor in commending any action against the Borrower arising from or relating to the Junior Indebtedness.

Section 4. <u>Indemnity</u>. The Junior Creditor hereby indemnifies Senior Creditor from and against any and all claims, losses, damages and liabilities arising from, relating to or in connection with this Agreement and its enforcement.

Section 5. <u>Validity</u>. This Agreement is the legal, valid and binding obligation of each of the parties hereto and their respective successors and assigns, and shall inure to the benefit of the parties hereto and their respective successors and assigns, except that that the Junior Creditor and the Borrower shall not assign each of their respective rights hereunder without the prior written consent of the Senior Creditor.

Section 5. <u>Amendments</u>. No amendment or waiver of any provision of this Agreement shall in any event be effective unless the same shall be in writing and signed, as applicable, by the parties hereto, and such amendment or waiver shall be effective only in the specific instance and for the specific purpose for which given.

Section 6. <u>Further Assurances</u>. The Junior Creditor hereby agrees that from time to time, the Junior Creditor will promptly execute and deliver all further instruments and documents, and take all further action, that may be necessary or desirable, or that Senior Creditor may request, in order to protect the right or interest, including the subordination, granted by the Junior Creditor pursuant to this Agreement.

Section 7. <u>Waiver of Notices</u>. The Junior Creditor hereby waives all notices, demands and protests, and all other formalities of every kind in connection with the enforcement of the obligations of the Junior Creditor under this Agreement.

Section 8. <u>Governing Law</u>. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to its conflict of law principles.

Section 9. <u>Corrective Filings</u>. Junior Creditor shall cooperate in making any corrective UCC filings reasonably requested by Senior Creditor to reflect Senior Creditor's first priority lien in the Assets.

IN WITNESS WHEREOF, the parties hereto have each duly executed and delivered this Subordination Agreement as of the date first written above.

VISTA INTERNATIONAL
TECHNOLOGIES, INC.



By: Bradley A. Ripps
Title: Interim CEO

Timothy D. Ruddy

Richard C. Strain